AB 3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 RACQUET ROAD, SUITE 2
(No. and Street)

NEWBURGH (City) NY (State) 12550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN R. GLEASON 845-567-3930 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365 (Address) CENTRAL VALLEY (City) NY (State) 10917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13031531

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, **STEVEN R. GLEASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**, as of **DECEMBER 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

ANTOINETTE DAMIANO
Notary Public, State of New York
Qualified in Orange County
Reg. No. 01T05053895
My Commission Expires Jan. 2, 2014

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath of Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

CONTENTS

O'CONNOR & O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

We have audited the accompanying statements of financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2012 and 2011 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + O'Connor LLP

Central Valley, New York
February 26, 2013

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2012	2011
ASSETS		
Cash	$ **256,008**	$ 148,542
Deposit with clearing agent (Note 2)	**25,000**	25,000
Accounts receivable	**104,673**	70,791
Prepaid expenses and other current assets	**973**	2,868
Total current assets	**386,654**	247,201
Furniture and equipment, net (Note 3)	**1,783**	3,236
Total assets	$ **388,437**	$ 250,437
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ **125,619**	$ 83,394
Members' equity	**262,818**	167,043
	$ **388,437**	$ 250,437

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF INCOME

For the Years Ended December 31,

	2012	2011
Revenue:		
Mutual Funds	$ 72,991	$ 69,787
Annuities	277,578	314,007
12B1 Fees	444,644	138,806
Securities	7,473	34,459
Advisory fee income	66,029	79,544
Insurance	427,258	377,050
Interest and other income	8,222	428
Total revenue	1,304,195	1,014,081
General and Administrative Expenses:		
Employee compensation	467,563	311,624
Personnel related benefits	79,291	49,246
Occupancy	162,856	105,931
Advertising	29,009	28,783
General and administrative	40,878	36,143
Subcontracted labor	248,535	115,909
Commissions	56,967	14,062
Professional fees	30,788	15,659
Insurance	24,167	12,180
Regulatory fees	23,944	18,838
Office	9,675	6,928
Total General and Administrative expenses	1,173,673	715,303
Other (Income) / Expenses:		
Depreciation	1,453	1,717
Interest (Income) / Expense	0	18
Total Other (Income) / Expenses	1,453	1,735
Total Expenses	1,175,126	717,038
Net Income	$ 129,069	$ 297,043

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31,

	2012	2011
Members' equity, beginning	$ 167,043	$ 227,725
Capital distributions	33,294	357,725
Capital contributions	0	0
Net income	129,069	297,043
Members' equity, ending	$ 262,818	$ 167,043

The accompanying notes to financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2012	2011
Cash Flows Provided by Operating Activities		
Net Income	**$ 129,069**	$ 297,043
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**1,453**	1,717
Changes in assets and liabilities:		
(Increase) in accounts receivable	**(33,882)**	(34,233)
Decrease in Prepaid Insurance	**1,895**	9,684
Increase in accounts payable and accrued expenses	**42,225**	45,174
Net cash provided by operating activities	**140,760**	319,385
Cash Flows From Investing Activities		
Purchase of furniture and equipment	**0**	(941)
Net cash (used in) investing activities	**0**	(941)
Cash Flows From Financing Activities		
Capital distributions	**(33,294)**	(357,725)
Capital contributions	**0**	0
Net cash (used in) financing activities	**(33,294)**	(357,725)
Net (decrease) increase in cash	**107,466**	(39,281)
Cash at beginning of year	**148,542**	187,823
Cash at end of year	**$ 256,008**	$ 148,542
Supplemental cash flow information:		
Interest paid	**$ 0**	$ 18

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions.

The Company is a L.L.C. Its' members consist of 2 Sub Chapter S Corporations, 2 individuals, and a Limited Liability Company, each having the same rights and privileges.

On March 31, 2012, Rhinebeck Savings Bank purchased 100% of the membership interest in the company.

A summary of the Company's significant accounting policies follows:
Basis of accounting:

The Company operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company does not hold funds or securities for, or owe money or securities to customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 7 years.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Income Taxes:

The Company is classified as a partnership for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred. The Company recorded advertising expense of $29,009 and $28,783 in the years ended December 31, 2012 and 2011, respectively.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3. Furniture and Equipment

Equipment consists of the following at December 31:

	2012	2011
Furniture and Fixtures	**$ 13,523**	$ 13,523
Office Equipment	**20,468**	20,468
	33,991	33,991
Less: Accumulated depreciation	**(32,208)**	(30,755)
	$ 1,783	$ 3,236

Note 3. Furniture and Equipment (continued)

The Company recorded depreciation expense of $1,453 and $1,717 in the years ended December 31, 2012 and 2011, respectively.

Note 4. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 and 2011, the Company had net capital of $156,549 and $108,491 respectively. At December 31, 2012 and 2011 the Company had net capital requirements of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2012 was 80.2%.

Note 6. Related Party Transactions

Certain partners of a partnership, which is a member of the Company, are also partners of a firm that provides the Company with office space and accounting services. The Company leases its primary office space on a month-to-month basis. Rent and accounting expense for the years ended December 31, 2012 and 2011 amounted to $26,560 and $26,560 respectively.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 7. Commitments and Contingencies

The Company leases additional space under operating leases that are automatically renewed every August. Rental expenses under these leases are based on a predetermined percentage of net revenues, which may be offset by value of certain securities transactions and other related services provided to the landlord. As such, the annual commitment is not readily determinable. During 2012 and 2011, payments made on these leases amounted to $114,449 and $79,371, respectively.

Note 8. Concentration of Risk

The Company holds substantially all cash balances with one financial institution and at times exceeds federally insured limits.

Note 9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date which the financial statements were issued.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2011

Total members' equity from statement of financial condition			$	262,818
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	87,995		
Furniture and equipment, net		1,783		
Other Assets		16,491		
Total non-allowable assets			$	106,269
Net capital			$	156,549
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	125,619
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)			$	25,000
Net capital in excess of minimum requirement			$	131,549
Percentage of aggregate indebtedness to net capital				80.2%
Total members' equity from original form X-17A-5			$	296,112
Additional capital distribution				33,294
Total adjusted members' equity			$	262,818

Note: The above computation does differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2012 filed by New Horizons Asset Management Group, LLC on Form X-17A-5. Accordingly, a reconcilliation is provided.

The accompanying notes to financial statements are an integral part of these statements.

O'CONNOR & O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

In planning and performing our audit of the financial statements of New Horizons Asset Management Group, L.L.C. (the "Company"), for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

O'Connor + O'Connor LLP

Central Valley, New York
February 26, 2013

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by New Horizons Asset Management Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Horizons Asset Management Group, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). New Horizons Asset Management Group, L.L.C.'s management is responsible for New Horizons Asset Management Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor + O'Connor LLP

Central Valley, New York
February 26, 2013